The Vanguard Group, Inc. maintains a $400 million joint fidelity bond for all of the registered investment companies in the Vanguard Group, underwritten by ICI Mutual Insurance Company. The bond is for a two-year term beginning August 1, 2000, with an annual premium of $1,020,993. The premium was paid in full in September 2000.